Exhibit 99.1

January 15, 2009

VIA SEDAR

To the securities regulatory authorities of each of the Provinces of Canada

Re:	Canadian Satellite Radio Holdings Inc. (the “Company”)
Report of voting results pursuant to section 11.3 of National Instrument
51-102 - Continuous Disclosure Obligations (“NI 51-102”)

To whom it may concern:

In accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the annual meeting of the shareholders of the Company held on January 15, 2009:

Item Voted Upon	Voting Result

Election of Directors	The motion was carried on a show of hands.

Appointment of Auditors	The motion was carried on a show of hands.

Trusting the whole is to your satisfaction, we remain, yours truly,

“Oliver Jaakkola”

Oliver Jaakkola
Senior Legal Counsel